

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Jack Mallers
Chief Executive Officer
Twenty One Capital, Inc.
c/o Corporation Service Company
211 East 7th Street, Suite 620
Austin, TX, 78701

Steven Meehan
Chief Financial Officer
Twenty One Assets, LLC
c/o Corporation Service Company
251 Little Falls Drive,
Wilmington, County of New Castle, Delaware, 19808

> **Re: Twenty One Capital, Inc.**
> **Draft Registration Statement on Form S-4**
> **Submitted July 3, 2025**
> **CIK No. 0002040457**

Dear Jack Mallers and Steven Meehan:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

General

1.   We note that the CEP Board did not obtain a fairness opinion in connection with its determination to approve the Business Combination. While we note CEP's disclosure in its registration statement on Form S-1 (333-280230) that CEP is not prohibited from pursuing an initial business combination with a business that is affiliated with Cantor or its affiliates or with its sponsor, officers or directors, including an Affiliated Joint Acquisition, we also note that in the event that CEP seeks to complete an initial business combination with a business that is affiliated with Cantor or its affiliates or with its sponsor, officers or directors, CEP will obtain an opinion from an independent investment banking firm that the initial business combination is fair to CEP shareholders from a financial point of view. Please provide your analysis as to why you believe that Tether is not an affiliate. In this regard, we note from media reports that Cantor Fitzgerald has a substantial ownership stake in Tether and that Cantor Fitzgerald acts as the primary custodian and trading partner for Tether's reserves. We also note your disclosure on page 105 that "Tether and Cantor had established a relationship in 2021 when Cantor began acting as a custodian and trading partner for a portion of the U.S. treasuries backing."

2.   Please revise to disclose the material terms of the Pubco Incentive Plan.

3.   Please revise to use consistent abbreviations and names throughout. For example purposes only, you appear to alternate between Bitfinex and iFinex to refer to the same entity and you appear to alternate between Stellar Beacon and SoftBank to refer to the same entity.

Cover Page

4.   Please revise to disclose here and in the Notice of Extraordinary General Meeting of Shareholders the ownership percentages of Pubco Class A and Pubco Class B Stock that will be held by (i) the CEP Public Shareholders,(ii) the Sponsor, (iii) the CEP officers and directors, (iv) each of the Sellers, (v) the Pipe Investors, and (vi) SoftBank and the voting power that (i) the CEP Public Shareholders, (ii) the Sponsor, (iii) the CEP officers and directors, (iv) each of the Sellers (v) the Pipe Investors, and (vi) SoftBank will have following the Business Combination.

5.   Please revise to disclose the number of shares of Pubco Class A and Pubco Class B Stock offered in connection with the Business Combination and the price per share of each class of Pubco Stock, the value of the consideration that the Sponsor, the CEP Public Shareholders, Tether, Bitfinex and SoftBank are each receiving in connection with the Business Combination and the aggregate value of the consideration that Tether, Bitfinex and SoftBank are receiving.

6.   Please revise the cover page to state that the CEP Board did not receive an outside report, opinion or appraisal materially relating to the fairness of the consideration to be offered to the CEP shareholders. Please refer to Item 1604(a)(1) of Regulation S-K.

Notice of Extraordinary General Meeting of Shareholders, page i

7. Please revise the Notice of Extraordinary General Meeting of Shareholders to list out each separate proposal that the CEP Shareholders will consider and vote upon pursuant to the Organizational Documents Proposal. In addition, please add proposals to the Organizational Documents Proposal that address the (i) changes to the size and composition of the board, (ii) the change from a classified board to an unclassified board, (iii) the change that the board is elected by a plurality of the votes cast by holders of Shares of Pubco Class B Stock, (iv) the changes related to the parties that may call a special meeting of shareholders, (v) the changes to the quorum of the board, (vi) the changes to the notice of shareholder actions and meetings and (vii) the changes to the exclusive forum provision. Alternatively, please tell us why you believe that such matters are not material.

Questions and Answers About the Proposals
What vote is required to approve the proposals presented at the Meeting, page xxx

8. It appears that your disclosure on page xxx that the Organizational Documents Proposal requires the affirmative vote of a majority of the issued and outstanding CEP Ordinary Shares as of the Record Date present in person or by proxy and voted at the Meeting is inconsistent with your disclosure elsewhere that the Organizational Documents Proposal is a non-binding advisory vote. Please revise for clarity and consistency or advise.

Do I have appraisal rights if I object to the proposed Business Combination, page xli

9. Please revise your disclosure on pages xli and 102 to clarify whether the holders of record of CEP Class A Ordinary Shares have appraisal rights in connection with the special resolution to approve the Merger Proposal, and, if so, how such rights are exercised.

How do I exercise my redemption rights, page xli

10. Please revise here and on page 101 to address the restriction of CEP Shareholders acting in concert or as a "group" (as defined under Section 13 of the Exchange Act) from redeeming shares with respect to more than an aggregate of 25% of the CEP Class A Ordinary Shares.

The Transactions
Related Agreements, page 2

11. Please expand this section to include a summary of the agreements with CF&Co.

Convertible Notes Subscription Agreements, page 3

12. Please revise to summarize the material terms of the Convertible Notes Subscription Agreements, including the term, Pubco's obligation to repurchase the Convertible Notes at the Convertible Note Investor's option, the calculation for the conversion ratio, the collateral securing the Convertible Notes, and the Sponsor's rights and obligations in connection with the Sponsor Convertible Note Subscription Agreement.

Equity PIPE Subscription Agreements, page 3

13.   Please revise here to include a summary of the Initial Pipe Bitcoin and the Option PIPE Bitcoin Agreements with Tether.

Amended and Restated Registration Rights Agreement, page 4

14.   Please revise to disclose the number of shares of Pubco Class A Stock that will be subject to the Amended and Restated Registration Rights Agreement.

Service Agreement, page 5

15.   Please revise your disclosure under this heading to include a brief summary of the services that Tether will provide Pubco following the merger pursuant to the Service Agreement and disclose the term of the Service Agreement.

Organizational Structure, page 11

16.   Please revise the organizational charts on pages 11 and 12 to show the ownership of Pubco by the Equity PIPE Investors, Tether, Bitfinex, the CEP Public Shareholders, the Sponsor, Softbank, the Convertible Note Investors.

The CEP Board's Reasons for Approval of the Transactions
Volatility of Bitcoin Price, page 22

17.   Please revise to include quantitative information related to the volatility of bitcoin here or include a cross reference to where the volatility of bitcoin is disclosed.

Conditions to Closing of the Business Combination, page 28

18.   Please revise your disclosure on pages 28 and 29 to identify which of the conditions to the Closing may be waived. In addition, please revise to include a definition of "Material Adverse Effect" here.

Risk Factors, page 41

19.   Please add separately captioned risk factors that address the risks of attacks due to the levels of concentration of bitcoin ownership such as the possibility of a bitcoin owner obtaining control over the bitcoin network, and the risks of hard forks, front-running and wash-trading.

20.   Please add a risk factor that addresses the risks related to Pubco's exclusive forum provision in its Amended and Restated Certificate of Formation.

Risks Related to the Business and Strategy of Pubco
Pubco's operating results, revenues and expenses may significantly fluctuate, page 42

21.   Please revise to provide updated risk factor disclosure regarding the SEC's enforcement actions against Coinbase, Inc., Binance Holdings, Ltd. and Kraken here and on page 60, as applicable.

Pubco will face risks relating to the custody of its Bitcoin, page 50

22.   Please expand this risk factor to address the specific insurance coverage of Pubco's bitcoin holdings that Anchorage will provide.

<u>Bitcoin's status as a "security" in any relevant jurisdiction, page 57</u>

23.   Please revise to clarify here and throughout that a crypto asset may be determined to be offered and sold as a security instead of referring to a crypto asset as being deemed to be a security. In addition, please describe your risk-based process for determining whether a crypto asset is offered and sold as a security. Also remove your disclosure that "[t]he SEC generally does not provide advance guidance or confirmation on its assessment of the status of any particular crypto asset, product or service as a security" as the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be offered and sold as a security for purposes of the U.S. federal securities laws.

<u>Risks Related to the Business Combination</u>
<u>CEP, Twenty One, Tether and SoftBank will incur transaction costs, page 68</u>

24.   Please revise to include an estimate of the costs that each of the parties to the Business Combination Agreement has incurred and expects to incur in connection with the consummation of the Business Combination.

<u>Background of the Business Combination, page 105</u>

25.   We note your disclosure on page 126 regarding the material relationships that existed and continue to exist between CF&Co. and Tether and SoftBank that are unrelated to the Business Combination. Please revise to disclose here the compensation paid to CF&Co. as a result of such material relationships.

26.   Please add disclosure to describe the negotiations regarding the ownership of the CEP Public Shareholders, the Sponsor, the Sellers and Softbank in Pubco.

<u>The NTA Proposal, page 156</u>

27.   Please expand your disclosure to discuss the reasons for the NTA Proposal. In addition, please tell us why the CEP Ordinary Shares will not be "penny stock" pursuant to Rule 3a51-1 under the Exchange Act if CEP's NTA is less than $5,000,001. In this regard, we note that the NTA Proposal is not conditioned upon any other Proposals and that, even if the Business Combination Proposal or other Proposals are not approved, the NTA Amendment may be made to the CEP organizational documents if approved. If the amount in the trust falls below $5,000,001 as a result of redemptions, CEP would likely no longer meet the Nasdaq listing standards. At that point, it is possible that CEP would become a penny stock. Please revise your disclosure here, in your Questions and Answers section, your risk factors section and throughout as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon CEP's listing on Nasdaq and discuss the consideration given to this possibility in the CEP Board's determination to propose to remove this provision from its organizational documents. Please provide clear disclosure that removal of this provision could result in CEP's securities falling within the definition of penny stock and clearly discuss the related risks to CEP and its investors.

Unaudited Pro Forma Condensed Combined Financial Information, page 176

28.   We note the various agreements describing the transaction beginning on page 172 and in Note 1 on page 180. Please revise your presentation to include separate columns for each transaction for which pro forma presentation is required. Refer to Regulation S-X, Item 11-02(b)(4)(i).

29.   Please tell us what consideration you gave to providing unaudited pro forma condensed combined financial information that presents the different range of possible redemption results (i.e., 25%, 50% and 75%). Refer to Regulation S-X, Item 11-02(a)(10).

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 1 - Description of the Proposed Transactions, page 180

30.   Please confirm for us that the 31,500 bitcoin contributed in exchange for Pubco common stock will occur prior to the closing of the Business Combination Agreement.

Note 4 - Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 184

31.   You disclose that proceeds from the Equity PIPE agreements can be settled in cash or bitcoin. Please tell us whether the quantities of bitcoin expected to be received in adjustments A and O are contractual or probable under the agreements.

32.   You present the purchase of bitcoin with proceeds from the convertible notes and equity PIPE agreements in adjustments G, P, and Q. Please tell us whether these purchases are probable or are contractual under the related agreements.

33.   If you determine that the bitcoin acquired is probable rather than contractual, please explain to us how these acquisitions of bitcoin qualify as transaction adjustments reflecting the transactions being presented in your pro forma condensed combined financial statements.

34.   You report the difference in fair value of bitcoin in adjustments U and V between the valuation dates in the underlying agreements and fair value as of March 31 and June 30, 2025 as an adjustment to Digital Assets offset by an adjustment to Accumulated Deficit. Please explain to us your consideration of ASC 350-60-10-35-1 and Regulation S-X Item 11-02(a)(6)(i)(A) and (B) in calculating these adjustments and in recognizing the change in fair value through Accumulated Deficit.

35.   We note the disclosure that you are still assessing the accounting treatment of the Convertible Notes. Please provide us with your analysis of the proposed accounting treatment you intend to apply for the issuance of the Convertible Notes and revise your disclosure accordingly.

Note 5 and 6 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statements of Operations, page 187

36.   Your adjustments CC and FF for the three months ended March 31, 2025 and adjustment EE for the year ended December 31, 2024 appear to reflect the change in fair value of your proposed bitcoin investments from the contractual valuation dates

through the pro forma periods. Please provide your analysis as to how the fair value adjustments comply with the pro forma guidance in Regulation S-X. In that regard, Item 11-02(a)(6)(i)(A) and (B) indicate that for a probable transaction, pro forma adjustments should be calculated using the most recent practicable date prior to the effective date, qualification date or mail date. As such, it is unclear why any change in fair value of intangible assets would be recorded in your unaudited pro forma condensed combined statements of operations.

Information Related to Twenty One
Our Business Strategies, page 211

37. We note your disclosure that "Twenty One expects to engage in [b]itcoin-centric financial services that would leverage Twenty One's [b]itcoin expertise to provide solutions tailored for institutions and individuals investing in, holding, and utilizing [b]itcoin." Please revise to describe the regulatory approvals, the market needs and the macroeconomic environment that will impact the timing of your bitcoin-related advisory and financial services. In addition, please describe the steps that must be taken to begin to offer these services, including the steps required to obtain the necessary regulatory approvals, the costs associated with each step, the sources of capital and any challenges you may face in the development of this business line.

38. Please revise to disclose the role of Tether in the business operations of Pubco.

39. Please revise to clarify what you mean by your disclosure that your bitcoin accumulation and management strategy will involve "active management of bitcoin holdings."

Bitcoin Accumulation and Management Strategy, page 211

40. Please expand your disclosure in this section to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for bitcoin and when you monetize your bitcoin, and disclose whether you have policies or will establish policies governing the percentage of your treasury holdings that will be bitcoin. In addition, please disclose whether you intend to hedge your bitcoin exposure, and, if so, please describe your hedging strategy.

41. Please describe the anti-money laundering (AML), know-your-customer (KML) and other procedures you conduct or plan to conduct to mitigate transaction risk, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations. Also add a separately captioned risk factor describing the risks that these due diligence procedures may fail to prevent transactions with a sanctioned entity and the impact if such a transaction occurs. In this regard, we note the sixteenth bullet point on page 63.

42. Please revise to disclose your policies related to air drops, incidental rights and hard forks, and add risk factors related to such policies as necessary.

43. We note your disclosure that Twenty One expects to engage in Bitcoin-centric financial services and that preparation for the launch of these financial services is expected to being shortly after the Closing. We also note your disclosure on page 62

that you expect to engage in Bitcoin-related activities including Bitcoin-related financial and advisory services, Bitcoin-related debt and equity structured products and Bitcoin-related lending activities. Please revise here and in your Summary of the Proxy Statement/Prospectus section to disclose in greater detail the Bitcoin-centric financial services that Twenty One has plans to engage in. Please also revise to provide expanded disclosure regarding your plans, including anticipated timing for the launch of each service.

Custody of Our Bitcoin, page 212

44.   Please revise to disclose the material terms of your agreement with Anchorage, including the term, termination provisions, whether your assets will be held in segregated accounts, the identity of the entities that will have access to the bitcoin and whether any entity will be responsible for verifying the existence of the bitcoin and the extent to which Anchorage will carry insurance for any losses of bitcoin that it custodies for you. In addition, please include your agreement with Anchorage as an exhibit to your registration statement. Also revise your disclosure to address where Anchorage is chartered and how it is regulated.

Bitcoin Education and Branding Strategy, page 213

45.   Please revise to address the steps necessary to develop your educational content and build your platform such that you can begin to offer licenses for the content to third-parties or offer your membership program to third parties, and disclose the costs associated with developing your multimedia library, the sources of capital and any challenges you may face in launching your multimedia library.

Post-Business Combination Beneficial Ownership Table of Pubco, page 234

46.   Please revise the footnotes to the beneficial ownership tables on pages 234 and 235 to disclose the natural persons with investment and voting control over the shares.

Financial Statements, page F-1

47.   Please revise to include financial statements of the registrant, Twenty One Capital, Inc. Refer to Item 14(e) of Form S-4.

        Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets